SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: November 13, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Initiatives to Strengthen Sony’s PC and Digital Imaging Businesses"

Sony Corporation1-7-1 Konan, Minato-ku, Tokyo
News & Information

No. 09-131E
November 13, 2009

Initiatives to Strengthen Sony’s PC and Digital Imaging Businesses

Tokyo, Japan – Sony Corporation (“Sony”) today announced a series of organizational changes designed to strengthen its PC and digital imaging businesses.  Details are as follows:

PC Business
Effective as of April 1, 2010, Sony will transfer certain PC-related operations, including design operations, carried out by Sony EMCS Corporation Nagano TEC (Azumino City, Nagano Prefecture) into the VAIO Business Group, the headquarters function of Sony’s PC business.  Concurrently, the VAIO Business Group will be relocated to the “Nagano Business Center” of Sony, which will be newly located on the premises of Sony EMCS Corporation Nagano TEC.  Following this move, Sony EMCS Corporation Nagano TEC, which is currently conducting design, manufacturing and related operations for Sony’s PC business, will be dedicated solely to manufacturing operations.

By centralizing all related operations of product planning, design and manufacturing for Sony’s PC business at one site, Sony aims to strengthen collaboration between each operation and establish a unified business structure that further enhances efficiency and accelerates business growth.

Digital Imaging Business
Operations relating to Sony’s “α” digital SLR business, which have been located at Sony’s Shin-Osaka Business Center in Osaka City, Osaka Prefecture, will move to Sony’s Shinagawa Technology Center (Minato-ku, Tokyo).  This move is scheduled to be completed by the end of March 2010.  It is designed to maximize synergies with other digital imaging business groups (including video cameras and digital still cameras) in areas such as technological and product development, with the aim of further reinforcing Sony’s “α” business and optimizing operations across Sony’s digital imaging business.

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